

101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Certificateholder Monthly Distribution Summary

Class	Cusip	Class Description	Certificate Rate Type	Beginning Balance	Pass Through Rate (%)	Principal Distribution	Interest Distribution	Total Distribution	Current Realized Losses	Ending Balance	Cumulative Realized Losses
Note EQ INT	32051GZ73	Senior Residual	Var-Act/360 Var-Act/360	274,370,835.29 0.00	5.545000 0.000000	7,440,452.12 0.00	1,310,082.63 0.00	8,750,534.75 0.00	0.00 0.00	266,930,383.17 0.00	0.00 0.00
Totals				274,370,835.29		7,440,452.12	1,310,082.63	8,750,534.75	0.00	266,930,383.17	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
                 212-815-3235
Associate: William Herrmann
                 212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Principal Distribution Detail

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Scheduled Principal Distribution	Net Principal Distribution	Current Realized Losses	Ending Certificate Balance	Ending Certificate Factor
Note	32051GZ73	299,800,000.00	274,370,835.29	7,440,452.12	7,440,452.12	0.00	266,930,383.17	0.89036151826
EQ INT		0.00	0.00	0.00	0.00	0.00	0.00	0.00000000000
Totals		299,800,000.00	274,370,835.29	7,440,452.12	7,440,452.12	0.00	266,930,383.17	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Interest Distribution Detail

Class	Beginning Certificate Balance	Pass Through Rate (%)	Current Interest	Total Interest Due	Net Rate Carryover Paid	Net Interest Shortfall	Interest Paid	Net Rate Carryover After Dist.
Note	274,370,835.29	5.545000	1,310,082.63	1,310,082.63	0.00	0.00	1,310,082.63	0.00
EQ INT	0.00	0.000000	0.00	0.00	0.00	0.00	0.00	0.00
Totals	274,370,835.29		1,310,082.63	1,310,082.63	0.00	0.00	1,310,082.63	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
              212-815-3235
Associate: William Herrmann
              212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Current Payment Information
Factors per $1,000

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Principal Distribution	Interest Distribution	Ending Certificate Balance	Pass Through Rate (%)
Note EQ INT	32051GZ73	299,800,000.00 0.00	915.179570682 0.000000000	24.818052426 0.000000000	4.369855342 0.000000000	890.361518256 0.000000000	5.545000 0.000000
Totals		299,800,000.00	915.179570680	24.818052435	4.369855337	890.361518245	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Pool Level Data

Distribution Date		8/25/06
Cut-off Date		3/ 1/06
Record Date		7/31/06
Determination Date		8/18/06
Accrual Period 30/360	Begin	7/ 1/06
	End	8/ 1/06
Number of Days in 30/360 Accrual Period		30
Accrual Period Actual Days	Begin	7/25/06
	End	8/25/06
Number of Days in Actual Accrual Period		31

Interest Details on Classes	
One-Month Libor Rate	5.38500%
Available Funds Rate	7.19816%
Class A Coupon	5.54500%
Libor Carryover Amount Paid	0.00
Libor Carryover Amount Remaining	0.00

Collateral Detail	

Original Mortgage Loan Details

Original Aggregate Loan Count	6,043
Original Stated Principal Balance	299,803,477.46
Original Weighted Average Mortgage Rate	7.56382%
Original Weighted Average Net Mortgage Rate	7.05782%
Original Weighted Average Remaining Term	233
Original Invested Amount	299,803,477.46

Current Mortgage Loan Details



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Beginning Aggregate Loan Count	5,376
Ending Aggregate Loan Count	5,218
Beginning Pool Stated Principal Balance	276,106,437.64
Principal Collected	17,062,958.92
Draws	10,151,302.71
Charge Offs	0.00
Ending Pool Stated Principal Balance	269,194,781.43
Beginning Invested Amount	276,106,437.64
Ending Invested Amount	269,194,781.43
Beginning Weighted Average Mortgage Rate	8.64067%
Beginning Weighted Average Net Mortgage Rate	7.78134%
Ending Weighted Average Mortgage Rate	8.86252%
Ending Weighted Average Net Mortgage Rate	7.98113%
Beginning Weighted Average Remaining Term to Maturity	229
Ending Weighted Average Remaining Term to Maturity	228

Collections

Interest Collections

Interest Collected	1,988,119.50
Net Recoveries	0.00
Other Amounts Allocated to Interest	0.00
Total Interest Collections	1,988,119.50
Less: Servicer Fee	115,044.35
Total Net Interest Collections	1,873,075.15

Principal

Principal Collected	17,062,958.92
Other amounts allocated to Principal	0.00
Total Principal Collections	17,062,958.92



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Investor Amounts	
Beginning Investor Amount	276,106,437.64
Floating Allocation Percentage	100.000%
Net Interest Collections	1,873,075.15
Invested Interest Collections	1,873,075.15
Principal Collections	17,062,958.92
Principal Draws	10,151,302.71
Investor Principal Distribution Amount	6,911,656.21
Investor Charge Offs	0.00
Ending Investor Amount	269,194,781.43
Rapid Amortization Event	NO

Prior to March 2011, the Investor Principal Distribution Amount will be excess of Prin Collected over Draws, if any.
The Investor Principal Distribution Amount shall be reduced by the OC Reduction Amount, if any.

Distribution Account		
	Beginning Balance	0.00
Deposits	Available Funds	8,784,731.36
	Other Deposits Required by the SSA	0.00
	Total Deposits	8,784,731.36
Withdrawals	To the Trustee, the Trustee Fee	1,380.53
	To the Insureer, the Premium	32,816.08
	To the Classes, Principal and Interest	8,750,534.75
	Total Withdrawals	8,784,731.36
	Ending Balance	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Mortgage Prepayment Details	
Aggregate Pool Prepayment Amount (Gross)	17,062,958.92
Gross CPR	53.48923%
Aggregate Pool Prepayment Amount (Net)	6,911,656.21
Net CPR	26.22975%
Draw Amount	10,151,302.71
Draw Rate	36.20566%

Fees of the Trust	
Gross Master Servicing Fee	115,044.35
Net Master Servicing Fee	115,044.35
Trustee Fee	1,380.53
Excess Master Servicing Compensation	0.00
Bond Insurance Premium	32,816.08
Total Net Loan Fees	149,240.96

Servicer Advances	
Principal Advances	0.00
Interest Advances	0.00
Total Advances	0.00
Advances made with Regard to the Mortgage Loans Other than Prinicpal and Interest on Delinquent Payments	NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Collateral Tests	

Delinquency Step-Down Test

Rolling Delinq Pct	0.142%
Delinq Step-Down Trigger	8.000%
Pass Delinq Test	YES

Cumulative Charge-Off Step-Down Test

Cumu Charge-Off Pct	0.000%
Cumu Charge-Off Pct Test	0.000%
Pass Cumu Charge-Off Pct Test	YES

Excess Spread Step Up Event

Three Month Rolling Avg Excess Spread	2.415%
Has Excess Spread Step Up Event Occurred	NO

Specified OC Amount	

Step-Down Date	NO
Step-Down Test Satisfied	YES
Excess Spread Step Up Event, Cond 1	NO
Excess Spread Step Up Event, Cond 2	NO
Base OC Amount	5,696,266.07
Step Down Base OC Amount	0.00
Step Up Base OC Amount, Cond1	0.00
Step Up Base OC Amount, Cond2	0.00
Specified OC Amount	5,696,266.07



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
                 212-815-3235
Associate: William Herrmann
                 212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

OC Details	
Specified OC	5,696,266.07
Excess Spread	528,795.91
Excess Spread Distributable	0.00
Excess OC	0.00
OC Reduction	0.00
Ending OC Amount	2,264,398.26
Ending OC Deficiency	3,431,867.81

OC building begins in May 2006



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Delinquency Information

Delinquency Information

	30-59 Days				60-89 Days				90+ Days			
	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %
Group 1	6	0.11499%	255,617.49	0.09496%	2	0.03833%	310,724.19	0.11543%	1	0.01916%	93,890.05	0.03488%

	Foreclosure				Bankruptcy				REO			
	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %	Count	Count %	Balance	Balance %
Group 1	0	0.00000%	0.00	0.00000%	1	0.01916%	29,480.11	0.01095%	0	0.00000%	0.00	0.00000%

Realized Loss Detail

Current Period Realized Losses	0.00
Cumulative Realized Losses	0.00
Total Liquidated Loan Balance	0.00
Total Liquidated Proceeds	0.00
Subsequent Recoveries	0.00

Group	Loan ID	Liquidation Balance	Liquidation Proceeds	Realized Loss
Group I	N/A			

Material Changes to Pool Assets Disclosure

Material Modifications, extensions or waivers to pool asset tems, fees, penalties or payments	NONE
Material breaches of pool asset representations or warranties or transaction convenants	NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Issuance Coupon			Number of Items	Percent of Items	Principal Balance	Percent of Balance
< =		5.0	0	0.000	0.00	0.000
5.0	-	5.5	0	0.000	0.00	0.000
5.5	-	6.0	0	0.000	0.00	0.000
6.0	-	6.5	0	0.000	0.00	0.000
6.5	-	7.0	260	4.835	18,679,306.20	6.939
7.0	-	7.5	2072	38.527	104,398,720.79	38.782
7.5	-	8.0	1027	19.096	74,856,852.48	27.808
8.0	-	8.5	1079	20.063	38,020,874.69	14.124
8.5	-	9.0	329	6.118	11,733,983.52	4.359
9.0	-	9.5	355	6.601	11,841,365.85	4.399
9.5	-	10.0	120	2.231	5,075,238.54	1.885
10.0	-	10.5	84	1.562	3,092,194.82	1.149
10.5	-	11.0	15	0.279	568,881.28	0.211
11.0	-	11.5	31	0.576	824,902.19	0.306
11.5	-	12.0	5	0.093	90,540.88	0.034
12.0	-	12.5	1	0.019	11,920.19	0.004
>		12.5	0	0.000	0.00	0.000
Wgt Ave / Total:			**5378**	**100.000**	**269,194,781.43**	**100.000**

Update Term			Number of Items	Percent of Items	Principal Balance	Percent of Balance
< =		120	0	0.000	0.00	0.000
120	-	180	4	0.074	113,867.91	0.042
180	-	300	5369	99.833	268,779,727.29	99.846
300	-	360	5	0.093	301,186.23	0.112
>		360	0	0.000	0.00	0.000
Wgt Ave / Total:			**5378**	**100.000**	**269,194,781.43**	**100.000**